Exhibit 4.2

FRONTIER COMMUNICATIONS PARENT, INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (this “Agreement”), dated as of (the “Grant Date”), is entered into by and between Frontier Communications Parent, Inc., a Delaware corporation (the “Company”), and                (the “Participant”). Capitalized terms used herein without definition have the meanings ascribed to such terms in Section 8.

WHEREAS, Frontier Communications Corporation, a Delaware corporation and predecessor to the Company, and Robert A. Schriesheim, the trustee of the Participant (the “Trustee”), are parties to that certain Incentive Compensation Agreement, dated as of July 29, 2020 (the “Incentive Agreement”), pursuant to which the Trustee (or an estate planning vehicle designated by the Trustee, such as the Participant) is eligible to receive, subject to the terms and conditions of the Incentive Agreement, an award of restricted stock units (“Restricted Stock Units”) in respect of the Company’s common stock, par value $0.01 (“New Common Stock”), on the date of the Company’s emergence from Chapter 11 proceedings under the U.S. Bankruptcy Code (the “Emergence Date”); and

WHEREAS, the Company desires to grant to the Participant such restricted stock unit award on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the parties hereto hereby mutually covenant and agree as follows:

1.    Grant of RSUs. The Company hereby grants to the Participant an award of Restricted Stock Units in respect of 183,844 shares of New Common Stock (the “RSUs”) on the terms and subject to the conditions set forth in this Agreement.

2.    Vesting.

(a)    Normal Vesting. Subject to Section 2(b), the RSUs shall vest as follows:

(i)    164,578 RSUs shall be vested as of the Grant Date;

(ii)    6,308 RSUs (the “Award 2 RSUs”) shall become vested if, on or prior to the date that is 18 months following the Grant Date (the “Outside Date”), the Average Share Price equals or exceeds the Award 2 Price; and

(iii)    12,958 RSUs (the “Award 3 RSUs”) shall become vested if, on or prior to the Outside Date, the Average Share Price equals or exceeds the Award 3 Price.

Any RSUs that have not vested as of the Outside Date shall automatically be cancelled for no consideration on the Outside Date.

(b)    Change in Control. Notwithstanding Sections 2(a)(ii) and 2(a)(iii), if a Change in Control occurs prior to the Outside Date, then (i) if the Change in Control Price equals or exceeds the Award 2 Price, any Award 2 RSUs that have not yet vested will vest, and (ii) if the

Change in Control Price equals or exceeds the Award 3 Price, any Award 3 RSUs that have not yet vested will vest. Any RSUs that do not vest upon a Change in Control pursuant to the foregoing shall immediately be cancelled for no consideration.

3.    Settlement. Subject to Section 6, within 10 days following the vesting of any portion of the RSUs, the Company shall, at the Participant’s election, either (a) issue to the Participant one share of New Common Stock for each RSU that becomes vested on the applicable vesting date or (b) pay to the Participant an amount in cash in a lump sum equal to the product of (i) the number of RSUs that became vested on the applicable vesting date and (ii) the volume-weighted average price of a share of New Common Stock over the five trading days immediately preceding the date on which the applicable RSUs became vested.

4.    Dividend Equivalents; Rights as Stockholder. Until such time as the RSUs have been settled pursuant to Section 3, the Participant shall have no rights as a stockholder, including, without limitation, any right to dividends or other distributions or any right to vote. Notwithstanding the foregoing, if the Company declares any dividend the record date of which occurs while the RSUs are outstanding (i.e., have not been settled pursuant to Section 3), the Participant shall be credited a dividend equivalent in an amount and form equal to the dividend that would have been paid on the shares of New Common Stock underlying such outstanding RSUs had such shares been outstanding on such record date. Any such dividend equivalents shall be subject to the same vesting conditions applicable to the underlying RSU with respect to which they accrue, and shall, if the underlying RSU vests, be paid no later than 10 days following the applicable vesting date.

5.    Non-Transferability. The RSUs may not, at any time prior to being settled, be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by the Participant, other than by will or by the laws of descent and distribution. Any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against the Company.

6.    Taxes. The Participant acknowledges and agrees that the Participant is and shall be solely responsible for the payment of all federal, state, local, and foreign taxes that are required by applicable laws or regulations to be paid with respect to the settlement of the RSUs (the “Applicable Taxes”). Notwithstanding the foregoing and without limiting Section 3, at the time of the settlement of any vested RSUs, the Participant may require the Company to settle for cash a number of shares of New Common Stock otherwise issuable pursuant to such vested RSUs having a then-current Fair Market Value equal to the Applicable Taxes; provided that any such cash settlement pursuant to this sentence shall not exceed 50% of the Fair Market Value of the vested RSUs on the applicable settlement date.

7.    Adjustment for Change in Capitalization.

(a)    Corporate Transaction. In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of the Company’s direct or indirect ownership of a subsidiary, or similar event affecting the Company or any of its subsidiaries (each, a “Corporate Transaction”), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the number and kind of shares of New Common Stock or other securities subject to outstanding RSUs, and (ii) the per share thresholds set forth in Section 2(a).

(b)    Share Change. In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company, or separation or spinoff, in each case, without consideration, or other extraordinary dividend of cash or other property to the Company’s stockholders (each, a “Share Change”), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the number and kind of shares of New Common Stock or other securities subject to outstanding RSUs, and (ii) the per share thresholds set forth in Section 2(a).

(c)    Types of Adjustments. In the case of Corporate Transactions, such adjustments may include, without limitation, (i) the cancellation of outstanding RSUs in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value of such RSUs, as determined by the Committee or the Board in its good faith discretion; (ii) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the shares of New Common Stock subject to outstanding RSUs; and (iii) in connection with any sale of a division, separation, or spinoff, arranging for the assumption of RSUs, or replacement of RSUs with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected subsidiary, affiliate, or division or by the entity that controls such subsidiary, affiliate, or division following such transaction (as well as any corresponding adjustments to RSUs that remain based upon Company securities).

8.    Certain Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

“Average Share Price” means, with respect to any particular date of determination, the volume-weighted average closing price of a share of New Common Stock over the 10 trading day period immediately preceding such date of determination.

“Award 2 Price” means $[•].1

“Award 3 Price” means $[•].2

“Board” means the Board of Directors of the Company.

“Change in Control” has the meaning set forth in the Frontier Communications Corporation 2017 Equity Incentive Plan as in effect on the date of the Incentive Agreement.3

[1]	To equal 139% of the per share closing price of the New Common Stock on the Grant Date.
[2]	To equal 255% of the per share closing price of the New Common Stock on the Grant Date.
[3]	If as of the Emergence Date a new management incentive plan for Reorganized Frontier has been adopted, then “change in control” will have the meaning set forth in such management incentive plan.

“Change in Control Price” means the fair market value of the consideration payable per share of New Common Stock to the holders thereof in connection with a Change in Control.

“Committee” means the Compensation Committee of the Board.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means the closing price of the New Common Stock on any national securities exchange or any national market system on the date of determination, or if no prices are reported on that date, on the last preceding date on which such prices of the New Common Stock are so reported. If the New Common Stock is not then listed on any national securities exchange but is traded over-the-counter on the date a determination of its Fair Market Value is required to be made, its Fair Market Value shall be deemed to be equal to the average between the reported high and low sales prices of New Common Stock on the most recent date on which New Common Stock was publicly traded. If the New Common Stock is not publicly traded at the time a determination of its Fair Market Value is made, the Board shall reasonably determine the Fair Market Value in good faith based on the price at which shares of New Common Stock would be sold by a willing buyer to a willing seller, neither acting under compulsion, without applying any discounts for minority interest, illiquidity, transfer restrictions, or other, similar factors).

“Securities Act” means the Securities Act of 1933, as amended.

9.    Miscellaneous.

(a)    Compliance with Laws. The grant of RSUs and the issuance of shares of New Common Stock hereunder shall be subject to, and shall comply with, any applicable requirements of any foreign and U.S. federal and state securities laws, rules, and regulations (including, without limitation, the provisions of the Securities Act, the Exchange Act, and in each case any respective rules and regulations promulgated thereunder) and any other law, rule, regulation, or exchange requirement applicable thereto.

(b)    Successors. Once executed, the terms of this Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns, and of the Participant and the beneficiaries, executors, administrators, and heirs of the Participant.

(c)    No Waiver; Amendment. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach. This Agreement may be amended or modified only by a written instrument executed by the Participant and the Company.

(d)    Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

(e)    No Right to Service. Nothing contained in this Agreement shall be construed as giving the Participant any right to be retained, in any position, as an employee, consultant, or director of the Company or its subsidiaries or shall interfere with or restrict in any way the right of the Company or its subsidiaries to remove, terminate, or discharge the Participant at any time for any reason whatsoever.

(f)    Unfunded Plan. The award of RSUs is unfunded and the Participant shall be considered an unsecured creditor of the Company with respect to the Company’s obligations, if any, to issue shares of New Common Stock pursuant to this Agreement. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between the Participant and the Company or any other person.

(g)    Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of Participant and the beneficiaries, executors, administrators, heirs, and successors of Participant.

(h)    Entire Agreement. This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior communications, representations, and negotiations with respect thereto.

(i)    Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

(j)    Business Days. If any time period for giving notice or taking action hereunder expires on a day that is a Saturday, Sunday, or holiday in the state in which the Company’s principal executive office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday, or holiday.

(k)    Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(l)    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

(m)    Section 409A of the Code. It is intended that the RSUs granted pursuant to this Agreement and the provisions of this Agreement be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and all provisions of this Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Notwithstanding the foregoing, the Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on the Participant or for the Participant’s account in connection with the RSUs hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates or predecessors shall have any obligation to indemnify or otherwise hold the Participant harmless from any or all such taxes or penalties.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Frontier Communications Parent, Inc.

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Restricted Stock Unit Award Agreement]